Filed pursuant to Rule 433

Registration Statement No. 333-130480

January 27, 2006

FREE WRITING PROSPECTUS DATED JANUARY 27, 2006

FINAL TERM SHEET

AND

RECENT DEVELOPMENTS

5,500,000 Shares

Sunstone Hotel Investors, Inc.

Common Stock

$28.80 per share

(plus a $0.05 commission paid by investors)

THE OFFERING

Common stock offered by Sunstone	5,500,000 shares

Total shares of common stock and membership units outstanding immediately after this offering(1)	57,690,649 shares and membership units

Use of proceeds

We estimate the net proceeds to us from this offering will be approximately $158 million. We will contribute the net proceeds that we receive to our operating partnership in exchange for additional membership units. Our operating partnership will subsequently use those net proceeds to finance a portion of the purchase price for the acquisition of the Hilton Times Square hotel in New York, New York as described under “Recent Developments.”

Risk factors

See “Risk Factors” beginning on page 6 of our Form 10-K for the fiscal year ended December 31, 2004, which has been incorporated by reference into this free writing prospectus, and other information included in this free writing prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock. In addition, we have agreed to acquire the Hilton Times Square in New York, New York. The purchase and sale agreement related to such acquisition is subject to customary closing requirements and conditions. We cannot assure you that the requirements or conditions to closing this acquisition will be satisfied, that we will complete this acquisition or that we will complete this acquisition on the announced terms. Our failure to complete this pending acquisition may impede our growth and cause us to incur non-recoverable costs.

Underwriting arrangements

Subject to the terms and conditions contained in the purchase agreement, Citigroup Global Markets Inc. has agreed to purchase, and we have agreed to sell to Citigroup Global Markets Inc., 5,500,000 shares of our common stock. The purchase agreement provides that the obligations of Citigroup Global Markets Inc. to purchase and accept delivery of the shares included in this offering are subject to approval of certain legal matters by its counsel and to certain other conditions. Citigroup Global Markets Inc. is obligated to purchase and accept delivery of all the shares if it purchases any of the shares.

New York Stock Exchange symbol	SHO

(1)	This number is based on 52,190,649 shares of our common stock outstanding at December 31, 2005 (not including membership units in Sunstone Hotel Partnership owned by us) and does not include:

•	1,557,305 additional shares of our common stock available for future issuance under our 2004 long-term incentive plan, of which approximately 442,934 have been granted to our employees and are unvested at the closing of this offering; and

•	4,102,564 shares of common stock issuable upon conversion of our outstanding series C cumulative convertible redeemable preferred stock.

RECENT DEVELOPMENTS

Hilton Times Square

On January 26, 2006, we announced that we signed a purchase and sale agreement to acquire the Hilton Times Square located in New York City on 42nd Street, a half block west of Times Square, for a purchase price of approximately $242.5 million, or a 12.8x multiple on projected 2006 EBITDA (see reconciliation of EBITDA to net income below). The hotel is currently managed by Hilton Hotels. The acquisition, which is expected to close during the first quarter of 2006, remains subject to certain closing conditions.

We will finance the acquisition through the assumption of $81.0 million of debt due in 2010 with a rate of 5.9% per annum, additional debt proceeds generated from the pending refinancing of two assets and through this equity offering.

The Hilton Times Square hotel is part of a mixed-use entertainment/retail complex developed by Forest City Ratner Companies. The hotel, which opened in 2002, is surrounded by Broadway theatres, fashion houses, nightclubs, shopping, fine New York City restaurants and a number of corporate headquarters. The hotel occupies the 21st thru 44th floors of the complex and offers large guest rooms (330 square foot in a standard room) with panoramic views.

Assuming the close of this acquisition, Sunstone will own 62 hotels with an aggregate of 18,061 rooms primarily in the upper-upscale and upscale segments operated under franchises from nationally recognized brands such as Marriott, Hyatt, Hilton, InterContinental and Fairmont.

This free writing prospectus contains forward-looking statements within the meaning of federal securities laws and regulations, including references to forecasts of future results. Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results to differ materially from those anticipated at the time the forward-looking statements are made. Forward-looking statements in this free writing prospectus are subject to various risks and uncertainties concerning specific factors described in Sunstone Hotel Investors, Inc.’s Form 10-K for the fiscal year ended December 31, 2004, the Form 10-Q for the quarters ended March 31, June 30 and September 30, 2005 and other SEC filings. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. Sunstone Hotel Investors, Inc. does not intend to update this information and disclaims any legal obligation to the contrary. Historical information is not necessarily indicative of future performance.

This free writing prospectus contains a discussion and reconciliation (below) of projected EBITDA for 2006 for the hotel acquisition described above. We believe EBITDA is useful to an investor in evaluating our operating performance because it helps investors evaluate and compare the results of our operations from period to period by removing the impact of our capital structure (primarily interest expense and preferred stock dividends) and our asset base (primarily depreciation and amortization) from our operating results. We also use EBITDA as a measure in determining the value of our hotel acquisitions and dispositions.

Reconciliation of Net Income to EBITDA – Full Year 2006 Forecast

(in millions)

Net Income	$10.1
Depreciation expense (1)	4.0
Interest expense	4.8

EBITDA	$18.9

(1) Depreciation expense is a preliminary estimate based on the purchase price. The Company expects to obtain a purchase price allocation from an independent third party which may cause this estimate to change.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting the issuer at (866) 973-9300 or by calling (800) 248-3580.